UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES AGREEMENT TO ACQUIRE HSBC BANK IN PANAMA

Bancolombia S.A. (“Bancolombia”) announced today the execution of an agreement with HSBC Holdings plc’s Latin American holding company, HSBC Latin America Holdings (UK) Limited (“HSBC”), to acquire HSBC Bank (Panama) S.A. (“HSBC Panama”). The agreement provides for Bancolombia to pay total cash consideration of USD 2.1 billion, subject to certain customary adjustments based upon estimated net asset value at completion of USD 700 million, in exchange for 100% of common shares, and 90.1% of preferred shares of HSBC Panama.

The transaction is aligned with Bancolombia’s strategy to expand its international operations by investing in the growing, solid and profitable market of Panama, where it has been present for over 40 years.

HSBC Panama has a solid historical financial performance and is the second largest bank in Panama, in terms of its market share in both domestic loans and in customer deposits, and as of 30 September 2012, unaudited estimates show HSBC Panama had approximately USD 7.6 billion of assets, USD5.7 billion of loans and USD 5.8 billion of deposits1. HSBC Panama currently has a solid and growing client base of over 420,000 customers who are served through a network in Panama of 57 retail branches, 264 ATMs and over 2,300 employees.

The agreement provides for the acquisition of HSBC Panama’s subsidiaries, including its securities, trust, consumer finance businesses and an insurance company. The transaction will not include the subsidiaries of HSBC Panama in Colombia (HSBC Colombia S.A. and HSBC Fiduciaria S.A.), which are being sold to a third party by HSBC as part of a previously announced transaction.

The transaction is expected to close during the third quarter of 2013, subject to receipt of required regulatory approvals and other customary closing conditions.

UBS Investment Bank and Banca de Inversión Bancolombia were the financial advisors to Bancolombia on this transaction. Sullivan & Cromwell LLP and Tapia Linares & Alfaro acted as Bancolombia’s legal counsels.

For more information, please visit: http://www.grupobancolombia.com/investorRelations/index.asp

[1]	Figures are unaudited estimates for HSBC Panamá and all its subsidiaries, excluding pre-announced disposals of operations in El Salvador, Costa Rica, Honduras and Colombia, and other adjustments.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 19, 2013	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance